SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Digital World Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

25400Q 105

(CUSIP Number)

Patrick Orlando

Chairman and Chief Executive Officer

78 SW 7th Street
Miami, Florida 33130

Telephone: 305-735-1517

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400Q 105

1	Names of Reporting Person. ARC Global Investments II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,623,484 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,623,484 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,623,484 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.8%
14	Type of Reporting Person OO

(1)	Includes (i) 5,490,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s prospectus filed with the SEC on September 8, 2021 and (ii) 1,133,484 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-half of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Unit Subscription Agreement by and between ARC Global Investments II LLC and the Issuer.

CUSIP No. 25400Q 105

1	Names of Reporting Person. Patrick Orlando
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,623,484 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,623,484 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,623,484 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.8%
14	Type of Reporting Person IN

(1)	Includes (i) 5,490,000 shares of Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-256472) and (ii) 1,133,484 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-half of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Unit Subscription Agreement by and between ARC Global Investments II LLC and the Issuer. Patrick Orlando, the Chairman and Chief Executive Officer of the Issuer, is the managing member of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Mr. Orlando disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of ARC Global Investments II LLC, a Delaware limited liability company and Patrick Orlando (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer:	Digital World Acquisition Corp. (the “Issuer”)
78 SW 7th Street
Miami, FL 33130

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	ARC Global Investments II LLC (the “Sponsor”), which is the holder of record of approximately 17.8% of the issued and outstanding shares of all classes of common stock of the Issuer (37,214,734) based on 30,027,234 shares of Class A Common Stock and 7,187,500 shares of Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) outstanding as of September 8, 2021, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 15, 2021; and

(ii)	Patrick Orlando, the Chairman and Chief Executive Officer of the Issuer, and the managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 78 SW 7th Street, Miami, FL 33130.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Patrick Orlando is the Chairman and Chief Executive Officer of the Issuer and the managing member of the Sponsor. Mr. Orlando’s principal occupation is CEO of Benessere Investment Group, The address of Benessere Investment Group is 78 SW 7th Street, Miami, FL 33130.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Patrick Orlando is a citizen of the Unites States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Placement Units (as defined below) was $11,334,840. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

Founder Shares

In connection with the organization of the Issuer, on January 20, 2021, the Sponsor purchased 2,875,000 shares of Class B Common Stock (the “Founder Shares”) (which were subsequently subject to a three-for-one stock split, resulting in the Sponsor holding 8,625,000 Founder Shares) for an aggregate purchase price of $25,000, pursuant to a Securities Subscription Agreement, dated January 20, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. As of July 2, 2021, the Sponsor transferred 10,000 Founder Shares to the Issuer’s chief financial officer and 7,500 Founder Shares to each of the Issuer’s independent directors. On August 18, 2021, 7,500 Founder Shares were returned to the Sponsor from a former director nominee. On September 2, 2021, the Sponsor surrendered an aggregate of 1,437,500 Founder Shares for no consideration. In connection with the consummation of the Issuer’s initial public offering (“IPO”) on September 8, 2021, the Sponsor sold an aggregate of 1,650,000 Founder Shares to certain anchor investors in the Issuer’s IPO.

Placement Units

On September 8, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 1,133,484 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement, dated September 2, 2021, by and between the Issuer and the Sponsor (the “Unit Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share (as described more fully in the Issuer’s prospectus dated September 2, 2021).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated certificate of incorporation; and (C) not to redeem any Founder Shares or the shares of Class A Common Stock comprising the Placement Units in connection with the liquidation of the trust account established by the Issuer if the Issuer fails to complete an initial business combination within 12 months from the completion of its initial public offering (or up to 18 months if extended in accordance with terms of the Issuer’s amended and restated certificate of incorporation). The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 37,214,734 shares of Common Stock, including 30,027,234 shares of Class A Common Stock and 7,187,500 shares of Class B Common Stock, outstanding as of September 8, 2021, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on September 15, 2021) are as follows:

ARC Global Investments LLC
a)		Amount beneficially owned: 6,623,484	Percentage: 17.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	6,623,484
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	6,623,484
	iv.	Shared power to dispose or to direct the disposition of:	0

Patrick Orlando
a)		Amount beneficially owned: 6,623,484	Percentage: 17.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,623,484
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,623,484

The shares of Common Stock reported above are held of record by the Sponsor and include: (i) 5,490,000 shares of Class A Common Stock issuable upon conversion of the Founder Shares and (ii) 1,133,484 shares of Class A Common Stock underlying the Placement Units.

Patrick Orlando, the Issuer’s Chairman and Chief Executive Officer, is the managing member of the Sponsor and has voting and investment discretion with respect to the Common Stock held by the Sponsor. As such, he may be deemed to have beneficial ownership of the Common Stock held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on January 20, 2021, the Sponsor purchased 2,875,000 Founder Shares (which were subsequently subject to a three-for-one stock split, resulting in the Sponsor holding 8,625,000 Founder Shares) pursuant to the Purchase Agreement for an aggregate purchase price of $25,000, or approximately $0.0086 per share. As of July 2, 2021, the Sponsor transferred 10,000 Founder Shares to the Issuer’s chief financial officer and 7,500 Founder Shares to each of the Issuer’s independent directors. On August 18, 2021, 7,500 Founder Shares were returned to the Sponsor from a former director nominee. On September 2, 2021, the Sponsor surrendered an aggregate of 1,437,500 Founder Shares for no consideration.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 26, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On September 8, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 1,133,484 Placement Units pursuant to the Unit Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision set forth in the Insider Letter (as defined below), which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions.

The description of the Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On September 2, 2021, in connection with the IPO, the Issuer, the Sponsor and Mr. Orlando, among other parties, entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, each of the Sponsor and Mr. Orlando agreed (A) to vote its Founder Shares, any shares of Class A Common Stock underlying the Placement Units (the “Placement Shares”) and any shares of Class A Common Stock sold in the IPO (“Public Shares”) in favor of any proposed business combination, (B) that it or he will not propose any amendment to the Issuer’s amended and restated certificate of incorporation (i) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Public Shares if the Issuer does not complete an initial business combination within 12 months (or up to 18 months, if the Issuer extends the time to complete a business combination) from the closing of the IPO or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides holders of the Public Shares with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established by the Issuer, divided by the number of then outstanding Public Shares, (C) (i) waive its or his redemption rights with respect to any Founder Shares, Placement Shares and Public Shares held by them in connection with the completion of the Issuer’s initial business combination, (ii) waives redemption rights with respect to any Founder Shares, Placement Shares and Public Shares held by them in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (a) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or certain amendments to its certificate of incorporation prior thereto or to redeem 100% of the Public Shares if the Issuer does not complete its initial business combination within 12 months (or up to 18 months, if the Issuer extend the time to complete a business combination) from the closing of the IPO or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (D) waive their rights to liquidating distributions from the trust account with respect to any Founder Shares and Placement Shares held by them if the Issuer fails to complete its initial business combination within 12 months (or up to 18 months, if we extend the time to complete a business combination) from the closing of the IPO, although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on September 9, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On September 2, 2021, in connection with the IPO, the Issuer, the Sponsor, Mr. Orlando and certain other parties entered into a registration rights agreement, pursuant to which the Sponsor and the other parties were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on September 9, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Investment Agreements

In connection with the consummation of the Issuer’s IPO, on September 8, 2021, the Sponsor sold an aggregate of 1,650,000 Founder Shares to 11 anchor investors in the Issuer’s IPO (the “Anchor Investors”) pursuant to investment agreements among the Issuer, the Sponsor and the Anchor Investors (the “Investment Agreements”). Under the Investment Agreements, each of the 11 Anchor Investors expressed an interest to purchase up to 8.3% of the units sold in Issuer’s IPO (excluding any units sold upon exercise of the underwriters’ over-allotment option), or 2,075,000 units. In connection with the closing of the Issuer’s IPO, the Sponsor agreed to sell 150,000 founder shares to each Anchor Investor, or an aggregate of 1,650,000 Founder Shares to all 11 Anchor Investors, assuming such Anchor Investors purchase their full allocation of units in the Issuer’s IPO, at a purchase price of $0.0029 per share. In addition, the Anchor Investors agreed to (i) waive their redemption rights with respect to any Founder Shares held by them in connection with the completion of the Issuer’s initial business combination, and (ii) waive their rights to liquidating distributions from the Issuer’s trust account with respect to any Founder Shares held by them if the Issuer fails to complete an initial business combination within 12 months (or up to 18 months, if the Issuer extends the time to complete a business combination) from the closing of the Issuer’s IPO, although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame. The summary of the Investment Agreements contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.10 to the Registration Statement on Form S-1 with the SEC on August 20, 2021 (and is incorporated by reference herein as Exhibit 10.5).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of January 20, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 26, 2021).

Exhibit 10.2	Unit Subscription Agreement, dated as of September 2, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2021).

Exhibit 10.3	Insider Letter, dated as of September 2, 2021, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of January 4, 2021, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2021).

Exhibit 10.5	Form of Investment Agreement, dated as of August 20, 2021, by and among the Issuer, the Sponsor and the Anchor Investors (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 20, 2021).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021	ARC GLOBAL INVESTMENTS II LLC

	By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Managing Member

Date: September 24, 2021	/s/ Patrick Orlando
Patrick Orlando